TRINIDAD
ENERGY SERVICES INCOME TRUST


05008528

82-34867

May 16, 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2005
WASH. D.C.
152
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for Monday May 16th, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Per: Jenna Francom

E. Tara Wood
Executive Assistant

PROCESSED
JUN 02 2005
THOMSON
FINANCIAL

600, 333 - 5th Avenue SW, Calgary, AB T2P 3B6 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.



TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: MONDAY, MAY 16, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CUSTOMER BACKED RIG CONSTRUCTION PROGRAM AND A CONCURRENT $120 MILLION DOLLAR BOUGHT DEAL FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("Trinidad" or the "Trust") is pleased to announce the following:

Customer Backed 16 Rig Construction Program

Trinidad has been awarded long term contracts with two major North American oil and gas exploration and development companies whereby it will construct 16 new drilling rigs ranging in depth capacity from 3,600 metres to 6,000 metres. Each of the 16 rigs is backed by either a three or five year take or pay contract.

The 16 rigs will be constructed at a cost of approximately $172 million of which up to $52 million will be funded through Trinidad's recently expanded credit facility with remaining $120 million being funded from the concurrent bought deal financing.

Ten (10) of the sixteen drilling rigs are diesel electric drilling rigs having depth capacity ratings from 3,600 metres to 4,500 metres. Each of the 10 rigs is backed by a five-year take or pay contract which provides Trinidad with a minimum number of drilling days per annum resulting in a five year guaranteed minimum utilization rate of 66%. Each of these contracts is fixed at current market day rates consistent with the size and type of rig. These 10 rigs will be deployed into the Canadian market, with the first two rigs being delivered in August 2005 and the remaining rigs being delivered between September 2005 and April 2006. The remaining six rigs, which are all 6,000 metre diesel electric triple drilling rigs, are each backed by a three-year take or pay contract which provides Trinidad with a minimum number of drilling days per annum, resulting in a three year guaranteed minimum utilization rate on these six rigs of 82%. Each of these rigs is contracted at current fixed competitive market day rates consistent with the size and type of rig. These six rigs will be deployed into the United States, increasing Trinidad's United States drilling fleet to 12 rigs. The first of these six rigs is expected to be completed by October 2005 with the remaining rigs being delivered between October 2005 and February 2006.

More specifically, the rig construction program is designed to:

- Be accretive to operating cash flow per unit and cash available for distribution per unit as the rigs commence operations;

- Result in rig payouts that, on average, will be achieved prior to the end of the above referenced take or pay contracts;

- Result in assets expected to produce cash flow that is expected to contribute more than one quarter of the total annualized operating cash flow of the Trust commencing in 2006, prior to any further acquisitions or expansion;

- Expand Trinidad's drilling fleet by 28% to a total of 74 rigs and provide increased diversification of its rig fleet across North America;

Rigs in Depth Range by Company	< 1,800m	1,801 – 3,000m	3,001 – 4,500m	4,501+m	Total
Trinidad Drilling	7	1	4	0	12
Saturn Drilling	0	2	2	0	4
Bear Drilling	0	0	9	1	10
Arrow Drilling	5	3	0	0	8
Wilson Drilling	0	1	3	0	4
Jade Drilling	4	10	0	0	14
New Rigs Under Construction announced Mar 28, 2005	0	0	4	2	6
Current Trinidad Rigs	**16**	**17**	**22**	**3**	**58**
New Rigs Under Construction - Cdn Market	**0**	**0**	**10**	**0**	**10**
New Rigs Under Construction - U.S. Market	**0**	**0**	**0**	**6**	**6**
Total Trinidad (Post New Rig Construction)	**16**	**17**	**32**	**9**	**74**

Rigs in Depth Range by Market	< 1,800m	1,801 – 3,000m	3,001 – 4,500m	4,501+m	Total
Canada	16	17	28	1	62
United States	0	0	4	8	12
Total Trinidad (Post New Rig Construction)	**16**	**17**	**32**	**9**	**74**

- Provide unitholders with downside risk protection for three years in the U.S. market and for five years in the Canadian market on the expansion;

- Increase Trinidad's presence within the United States market at fixed current market day rates at a guaranteed minimum rig utilization of 82%; and

- Provide customer validation of Trinidad's deep drilling market focus.

In preparation for the construction of the rigs, Trinidad has secured shop space, confirmed rig delivery dates and has begun ordering longer lead time components for these rigs. The construction program adds to both the Trust distribution capabilities and the stability of cash flow from its operations.

Bought Deal Financing

Trinidad is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. to sell on a bought deal basis, by way of short form prospectus, 10,810,810 trust units at a price of $11.10 per trust unit for gross proceeds of approximately $120 million. In addition, the underwriters have been granted an option to purchase an additional 446,000 trust units under the same terms prior to closing. The net proceeds of the offering will be used to fund

the construction of the 16 rigs, the support equipment required for these rigs and for general working capital purposes. The first distribution in which purchasers of trust units under this offering will be entitled to participate will be paid on July 15th, 2005 to the unitholders of record on June 30th, 2005. Closing of the trust unit financing is expected to occur on June 2nd, 2005. Both the rig construction and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the construction programs underway, the Trust will have 74 drilling rigs ranging in depths from 1,000 – 6,000 metres. In addition to its drilling rigs, Trinidad has 10 service rigs that have been completely retrofitted or are new within the past five years and 2 more service rigs currently under construction. Trinidad also operates 14 pre-set and coring rigs acquired through its recently announced acquisition of Titan Surface Casing Ltd. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com